UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported):  May 2, 2025

THE AZEK COMPANY INC.
(Exact name of registrant as specified in its charter)

Delaware	001-39322	90-1017663

(State or other jurisdiction of		(IRS Employer
incorporation)	(Commission File Number)	Identification No.)

1330 W Fulton Street, Suite 350 Chicago, Illinois (Address of principal executive offices)		60607 (Zip Code)

Registrant’s telephone number, including area code:  (877) 275-2935

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.001 per share	AZEK	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.  Entry into a Material Definitive Agreement.

On  May 4 , 2025, The AZEK Company Inc., a Delaware corporation (the “Company”), entered into Amendment No. 1 (the “Amendment”) to the Agreement and Plan of Merger (the “Merger Agreement”) which had previously been entered into on March 23, 2025 by and among the Company, James Hardie Industries plc, an Irish public limited company (“JHX”), and Juno Merger Sub Inc., a Delaware corporation and an indirect wholly owned subsidiary of JHX (“Merger Sub”).  Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings assigned to them in the Merger Agreement, a copy of which is filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the U.S. Securities and Exchange Commission on March 24, 2025.

The Amendment revises the treatment of Company Stock Options in connection with the completion of the Merger to provide that, as of the Effective Time, Company Stock Options held by former employees of the Company or by non-employee members of the Company Board, other than the Company Board Designees (Jesse Singh, Gary Hendrickson and Howard Heckes), will be canceled for the right to receive an amount in cash equal to the value of the Merger Consideration, net of the exercise price and applicable tax withholding.  All other Company Stock Options will be assumed by JHX and converted into a number of options to purchase ordinary shares of JHX, on the same terms and conditions as were applicable to such Company Stock Options.

Other than as expressly modified pursuant to the Amendment, the Merger Agreement remains in full force and effect as originally executed on March 23, 2025.

The foregoing description of the Amendment in this Current Report on Form 8-K is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, which is attached hereto as Exhibit 2.1 and incorporated by reference herein.

Item 5.02.  Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On  May 2 , 2025, pursuant to the Merger Agreement, the Compensation Committee of the Board approved cash retention awards in the amount of $400,000 to each of  Ryan Lada, Jonathan Skelly, Samara Toole and Morgan Walbridge .  The retention awards vest in equal installments upon the Closing and upon the six-month anniversary of the Closing, subject to employment through the applicable vesting date, or upon a termination of the recipient’s employment by JHX and its affiliates (including the Company) without cause or by the recipient for good reason following the Closing but prior to the six-month anniversary of the Closing, subject to the recipient’s execution of a release of claims in favor of JHX and its affiliates (including the Company). The foregoing summary of the cash retention awards is not complete and is qualified in its entirety by reference to the full and complete terms of the awards, the form of which is attached to this Current Report on Form 8-K as Exhibit 10.1.

Item 9.01.  Financial Statements and Exhibits.

(d)  Exhibits.

Exhibit Number	Exhibit

Exhibit 2.1	Amendment No. 1, dated as of May 4 , 2025, to the Agreement and Plan of Merger, dated as of March 23, 2025, by and among James Hardie Industries plc, Juno Merger Sub Inc. and The AZEK Company Inc.

Exhibit 10.1	Form of Retention Bonus Agreement

Exhibit 104	Cover Page Interactive Data File – the cover page XBRL tags are embedded within the Inline XBRL document

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Cautionary Disclosure Regarding Forward-Looking Statements

Statements in this report, including statements regarding the proposed acquisition of the Company by JHX, that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include statements about the anticipated benefits of the proposed transaction between JHX and the Company (the “Transaction”), including estimated synergies, and the expected timing of completion of the Transaction; statements about the Company’s future performance; and statements regarding the Company’s plans, objectives or goals. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “trend,” “forecast,” “guideline,” “aim,” “objective,” “will,” “should,” “could,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions may identify forward-looking statements but are not the exclusive means of identifying such statements. Investors are cautioned not to place undue reliance on forward‑looking statements.

Forward-looking statements of JHX and the Company, respectively, are based on the current expectations, estimates and assumptions of JHX and the Company, respectively, and, because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the control of JHX or the Company. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by forward-looking statements. These factors include risks and uncertainties relating to the Transaction, including, but not limited to, the possibility that required regulatory approvals for the Transaction or approval of the Transaction by the Company’s stockholders and other conditions to closing are not received or satisfied on a timely basis or at all; the possible occurrence of events that may give rise to a right of either or both of JHX and the Company to terminate the merger agreement providing for the Transaction; possible negative effects of the announcement or the consummation of the Transaction on the market price of JHX’s and/or the Company’s shares and/or on their respective businesses, financial conditions, results of operations and financial performance; uncertainties as to access to financing (including financing for the Transaction) on a timely basis and on reasonable terms; the impact of the additional indebtedness the Company would incur in connection with the Transaction; risks relating to the value of the JHX shares to be issued in the Transaction and the contemplated listing arrangements for JHX shares and depositary interests following the Transaction; risks relating to significant transaction costs and/or unknown liabilities; the possibility that the anticipated synergies and other benefits from the Transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the Transaction; risks associated with Transaction-related litigation; the possibility that costs or difficulties related to the integration of JHX’s and the Company’s businesses will be greater than expected; the risk that the Transaction and its announcement could have an adverse effect on the parties’ relationships with its and their employees and other business partners, including suppliers and customers; the potential for the Transaction to divert the time and attention of management from ongoing business operations; the potential for contractual restrictions under the merger agreement providing for the Transaction to adversely affect the parties’ ability to pursue other business opportunities or strategic transactions; the risk of other Transaction‑related disruptions to the businesses, including business plans and operations, of JHX and the Company; and the possibility that, as a result of the Transaction or otherwise, JHX could lose its foreign private issuer status and be required to bear the costs and expenses related to full compliance with rules and regulations that apply to U.S. domestic issuers. There can be no assurance that the Transaction will in fact be consummated in the manner described or at all.

These factors are not necessarily all of the factors that could cause JHX’s, the Company’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, could also harm JHX’s, the Company’s or the combined company’s results.

The foregoing discussion of risks and uncertainties is not exhaustive; other risks and uncertainties may cause actual results to differ materially from those referenced in any forward‑looking statements. All forward-looking statements attributable to JHX, the Company or the combined company, or persons acting on JHX’s or the Company’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward‑looking statements in this report speak only as of the date of this report and are statements of then‑current expectations concerning future results, events and conditions. Neither JHX nor the Company assumes any obligation to update any forward‑looking statements or information except as required by law. If JHX or the Company updates one or more forward-looking statements, no inference should be drawn that JHX or the Company will make additional updates with respect to those or other forward-looking statements. Further information regarding JHX, the Company and factors that could affect the forward-looking statements contained herein can be found in JHX’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024, and in its other documents filed or furnished with the U.S. Securities and Exchange Commission (“SEC”), and in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2024, and in its other documents filed or furnished with the SEC.
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Important Information and Where to Find It

In connection with the proposed transaction between JHX and the Company, JHX will file with the SEC a registration statement on Form F-4, which will include a proxy statement of the Company that also serves as a prospectus of JHX (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. Investors and security holders are urged to read the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, because they contain or will contain important information. The definitive proxy statement/prospectus will be sent to the Company’s stockholders. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when they become available) and other documents that are filed or will be filed with the SEC by JHX or the Company through the SEC’s website at https://www.sec.gov. Copies of documents filed with the SEC by JHX will be available from JHX free of charge on JHX’s website at ir.jameshardie.com.au or upon request submitted to JHX by e‑mail addressed to investor.relations@jameshardie.com.au. Copies of documents filed with the SEC by the Company will be available from the Company free of charge on the Company’s website at investors.azekco.com or upon request submitted to the Company by mail addressed to The AZEK Company Inc., Attention: Corporate Secretary, 1330 W Fulton Street #350, Chicago, Illinois 60607.  The information included on, or accessible through, JHX’s or the Company’s website is not incorporated by reference into this communication.

Participants in the Solicitation

JHX and certain of its directors, executive officers and other employees, and the Company and its directors and certain of the Company’s executive officers and other employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about JHX’s directors and executive officers is contained in “Section 1—Directors, Senior Management and Employees” in JHX’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024, filed with the SEC on May 20, 2024; in Exhibit 99.7 to JHX’s report on Form 6‑K furnished to the SEC on May 21, 2024; in Exhibits 99.6 through 99.13 to JHX’s report on Form 6‑K furnished to the SEC on June 21, 2024; in Exhibit 99.2 to JHX’s report on Form 6‑K furnished to the SEC on July 12, 2024; in Exhibit 99.6 to JHX’s report on Form 6‑K furnished to the SEC on August 13, 2024; in Exhibit 99.11 to JHX’s report on Form 6‑K furnished to the SEC on August 23, 2024; in Exhibits 99.5 through 99.13 to JHX’s report on Form 6‑K furnished to the SEC on September 20, 2024; in Exhibits 99.4 through 99.12 to JHX’s report on Form 6‑K furnished to the SEC on December 20, 2024; and in other documents subsequently filed or furnished by JHX with the SEC. Information about the Company’s directors and executive officers is contained in “Nominees for Director,” “Proposal No. 1—Election of Directors,” “Corporate Governance,” “Executive Officers,” “Compensation Discussion and Analysis,” “2024 CEO Pay Ratio Disclosure,” “Pay-Versus-Performance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Related Person Transactions” in the Company’s definitive proxy statement in connection with its 2025 annual meeting of stockholders, filed with the SEC on January 13, 2025; in the Company’s Current Report on Form 8‑K (Amendment No. 1) filed with the SEC on January 24, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by the Company’s directors and executive officers; and in other documents subsequently filed or furnished by the Company with the SEC. Additional information regarding ownership of the Company’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 and 4. The documents referenced above in this paragraph may be obtained free of charge as described above under the heading “Important Information and Where to Find It.” Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This report is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE AZEK COMPANY INC.

Date: May 5, 2025	By:	/s/ Morgan Walbridge
	Name:	Morgan Walbridge
	Title:	Senior Vice President, Chief Legal Officer & Secretary

Exhibit 2.1

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

This Amendment No. 1, dated as of May 4 , 2025 (this “Amendment”), to the Agreement and Plan of Merger (the “Agreement”), dated as of March 23, 2025, is by and among The AZEK Company Inc., a Delaware corporation (the “Company”), James Hardie Industries plc, an Irish public limited company (“Parent”), and Juno Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”).

WHEREAS, the Company, Parent and Merger Sub have previously entered into the Agreement pursuant to which, among other things, Merger Sub will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent; and

WHEREAS, the Company, Parent and Merger Sub desire to amend the Agreement in accordance with Section 7.4 of the Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth in this Amendment, and other good and valuable consideration, the adequacy and receipt of which hereby are acknowledged, and intending to be legally bound hereby, the parties hereby agree as follows:

Section 1.1
All capitalized terms used herein shall have the meanings set forth in the Agreement, unless the context indicates otherwise.

Section 1.2
Section 2.3(c)(i) of the Agreement is hereby deleted in its entirety and replaced with the following:

“(i) As of the Effective Time, each compensatory option to purchase Company Common Stock (each, a “Company Stock Option”) that is outstanding immediately prior to the Effective Time and (A) that was granted to a holder who, as of immediately prior to the Effective Time, is no longer an employee of the Company or its Subsidiaries or (B) that was granted to a non-employee member of the Company Board, other than a Company Board Designee (each, a “Settled Stock Option”), shall be canceled without any action on the part of any holder thereof in consideration for the right to receive the Merger Consideration Value in respect of each Net Option Share subject to such Company Stock Option immediately prior to the Effective Time (the “Settled Stock Option Consideration”). For purposes of this Agreement, “Net Option Share” means, with respect to a Company Stock Option, the quotient obtained by dividing (A) the product obtained by multiplying (i) the excess, if any, of the value of the Merger Consideration Value over the exercise price per share of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time by (ii) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time by (B) the Merger Consideration Value. For purposes of the preceding sentence, “Merger Consideration Value” means an amount in cash equal to (I) the Cash Consideration plus (II) the product obtained by multiplying (x) the Exchange Ratio by (y) the Parent Share Price.”

Section 1.3
This Amendment and the Agreement (including the exhibits, annexes and appendices hereto), together with the Confidentiality Agreement, the Company Disclosure Letter and the Parent Disclosure Letter, constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

Section 1.4
This Amendment, and all Proceedings (whether based in contract, tort or otherwise) arising out of or relating to this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration and enforcement hereof, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 1.5
This Amendment may be executed in multiple counterparts, all of which shall together be considered one and the same agreement. Delivery of an executed signature page to this Amendment by electronic transmission shall be as effective as delivery of a manually signed counterpart of this Amendment.

Section 1.6
Except as otherwise expressly provided herein, the Agreement shall remain unchanged and in full force and effect.

Section 1.7
From and after the execution of this Amendment by the parties hereto, any reference to the Agreement shall be deemed to be a reference to the Agreement as amended by this Amendment.

Section 1.8
Article VIII of the Agreement shall, to the extent not already set forth in this Amendment, apply mutatis mutandis to this Amendment.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered as of the date first above written.

JAMES HARDIE INDUSTRIES PLC

By:	/s/ Aaron Erter
	Name:	Aaron Erter
	Title:	Chief Executive Officer

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

JUNO MERGER SUB INC.

By:	/s/ Aaron Erter
	Name:	Aaron Erter
	Title:	President

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

THE AZEK COMPANY INC.

By:	/s/ Jesse Singh
	Name:	Jesse Singh
	Title:	Chief Executive Officer, President and Director

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

Exhibit 10.1

RETENTION BONUS AGREEMENT

As you know, The AZEK Company Inc. (the “Company”) has agreed to merge with James Hardie Industries plc (“JHI”) (the “Merger”). Your role is critical to our continued success and future growth, especially as we look ahead to the next chapter as a combined company with James Hardie. Because your role is important to the successful execution of our strategic plans, and you may be asked to increase your responsibilities as part of integration, the Company is prepared to offer you the incentive arrangement described below to ensure that the Company will benefit from your continued employment and strong commitment through the date that the Merger is completed (the “Merger Completion Date”) and into the subsequent integration period.

Subject to the terms and conditions set forth in this letter, you will be entitled to a retention bonus in the amount set forth in the confidential exhibit emailed to you (the “ Retention Bonus ”) payable as follows: (1) 50% on or immediately prior to the Merger Completion Date, and (2) 50% on the date that is six (6) months after the Merger Completion Date, subject in each case to your continued employment with the Company and its affiliates (including, on and following the Merger Completion Date, JHI and its affiliates) through the applicable payment dates; provided, however, that if on or following the Merger Completion Date (x)  JHI and its affiliates (inclusive of the Company and its affiliates) terminates your employment without Cause or you terminate your employment with the Company for Good Reason (in each case as defined in the Company’s Executive Severance Plan or Non-Executive Severance Plan, as applicable), and (y) you execute a release of claims in favor of the Company and its affiliates (including JHI and its affiliates) in the Company’s customary form, and you do not revoke the release during the seven-day period immediately following your execution of it, you will be entitled to payment of any unpaid portion of the Retention Bonus. Any payment in respect of the Retention Bonus shall be made to you no later than fifteen (15) business days following the first to occur of (i) the date that an installment of the Retention Bonus becomes due in accordance with this paragraph, or (ii) the date that the release of claims become irrevocable following a termination of your employment without Cause or for Good Reason, if applicable.

If your employment with the Company is terminated by the Company for Cause or by you for any reason other than for Good Reason, you will forfeit any right to receive any unpaid portion of the Retention Bonus.

You acknowledge that, except as may otherwise be provided under any other written agreement between you and the Company, your employment is “at will” and may be terminated by either you or the Company at any time and for any reason.

This letter agreement may not be amended or modified, except by an agreement in writing signed by you and an authorized representative of the Company (or its successor). This letter constitutes the entire agreement on the subject of retention payments relating to the Merger and supersedes all prior understandings or agreements between the parties hereto, whether oral or written, with respect to the subject matter hereof.

This letter shall be binding upon any successor of the Company or its businesses (whether direct or indirect, by purchase, merger, consolidation or otherwise), in the same manner and to the same extent that the Company would be obligated under this letter if no succession had taken place. The term “Company,” as used in this letter, shall mean the Company as hereinbefore defined and any successor or assignee to the business or assets which by reason hereof becomes bound by this letter.

This letter shall be governed by, and construed in accordance with, the laws of the State of Illinois, without reference to its conflict of law rules. All payments under this letter are subject to withholding for applicable income and payroll taxes or otherwise as required by law and do not constitute eligible compensation for purposes of any benefit plan in which you might participate.

Please be mindful of the fact that the Company has made this retention bonus opportunity available to a select group of employees of the Company. By accepting this opportunity, you agree to keep strictly confidential the fact that you have received this letter agreement as well as its contents. You may disclose this letter agreement and its contents to your spouse or domestic partner and financial and legal advisor(s).

Completion of the Merger is subject to a number of conditions, and it is possible that the Merger will not occur. If the Merger does not occur, your Retention Bonus opportunity will immediately terminate.

We look forward to a promising future. In order to be eligible to receive these benefits, you must indicate your acceptance of the Retention Bonus opportunity and its terms and conditions, by going to UKG Pro and acknowledging receipt of this agreement. If you do not acknowledge this agreement in UKG Pro by [   ], 2025, the Retention Bonus opportunity will expire and may not be accepted by you.

Very truly yours,

Sandra Lamartine
SVP & Chief Human Resources Officer